Exhibit 1.01 to Form SD

DexCom, Inc.
Conflict Minerals Report
For the Reporting Period January 1 to December 31, 2020

This Conflict Minerals Report (“CMR”) has been prepared by DexCom, Inc. (herein referred to, alternatively, as “Dexcom,” “we,” “our” and “us”). This CMR for the reporting period January 1 to December 31, 2020 is presented to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, and tungsten.
To comply with the Final Rules, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture to ascertain whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.
Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, Dexcom is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein.  Furthermore, given that Dexcom has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.

I. Company Overview
We are a medical device company primarily focused on the design, development and commercialization of continuous glucose monitoring, or CGM, systems for use by people with diabetes and by healthcare providers. We received approval from the United States (U.S.) Food and Drug Administration, or FDA, and commercialized our first product in 2006. We launched our latest generation system, the Dexcom G6® integrated Continuous Glucose Monitoring System, or G6, in 2018. Unless the context requires otherwise, the terms “we,” “us,” “our,” the “company,” or “Dexcom” refer to DexCom, Inc. and its subsidiaries. The mailing address of our headquarters is 6340 Sequence Drive, San Diego, California, 92121 and our telephone number at that location is (858) 200-0200. Our Internet website address is www.dexcom.com. We provide free access to various reports that we file with or furnish to the SEC through our website, as soon as reasonably practicable after they have been filed or furnished. These reports include, but are not limited to, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports. Information on our website does not constitute part of this report we file or furnish with the SEC. The reports are also available at www.sec.gov. Also available on our website are printable versions of our Audit Committee charter, Compensation Committee charter, Nominating and Corporate Governance Committee charter, and Code of Conduct and Business Ethics. Stockholders may request copies of these documents by mail or telephone, at the address or phone number provided above.

II. Product Overview
Dexcom G7®

We are pursuing regulatory approvals for our next generation G7 CGM system. The G7 carries forward many of the same features as our G6 CGM system and adds several new or improved features, including
•Reduced size. A 60% reduction in size of the on-body wearable.
•Fully disposable. Sensor and transmitter combined into a single, disposable wearable.
•Simple application. New application process streamlines the number of steps required.
•Faster warmup. Warmup period expected to be reduced from the current two-hour warmup for G6.
•Reduced packaging waste. Significant reduction to the product packaging waste profile on a per unit basis.
Dexcom G6®
In March 2018, we obtained marketing authorization from the FDA for the G6 via the de novo process. The G6 is the first type of CGM system permitted by the FDA to be used as part of an integrated system with other compatible medical devices and electronic interfaces, which may include automated insulin dosing systems, insulin pumps, blood glucose meters or other electronic devices used for diabetes management. G6 and substantially equivalent devices of this generic type that may later receive marketing authorization are referred to as integrated continuous glucose monitoring systems, or iCGMs, and have been classified as Class II devices by the FDA. Along with this classification, the FDA established criteria, called special controls, which outline requirements for assuring CGM accuracy, reliability and clinical relevance, and which also describe the type of studies and data required to demonstrate acceptable CGM performance. The G6 is designed to allow our transmitter to run an algorithm to generate a glucose value and to communicate directly to a patient’s compatible mobile device, including iPhone®, iPod touch®, iPad®, and certain Android® mobile devices. A patient’s glucose data can also be displayed on wearable devices, like the Apple Watch® and Wear OS by Google devices. The G6 transmitter has a labeled useful life of three months. Data from the G6 can be integrated with Dexcom CLARITY®, our cloud-based reporting software, for personalized, easy-to-understand analysis of trends that may improve diabetes management. In the United States, the G6 is covered by Medicare and Medicaid in the majority of states and by commercial insurers, subject to satisfaction of certain eligibility and coverage criteria for individuals with both Type 1 and Type 2 diabetes.
In June 2018, we received Conformité Européenne Marking, or CE Mark, approval for the G6, which allows us to market the system in the European Union and the countries in Asia and Latin America that recognize the CE Mark, as well as New Zealand, though certain countries may require compliance with certain local administrative requirements and/or additional marketing authorizations (for example, the inclusion of medical devices on the Australian Register of Therapeutic Goods in Australia).
In October 2019, we also received marketing authorization from the FDA for the Dexcom G6 Pro, or G6 Pro, which allows healthcare professionals to purchase the G6 for use with their patients. The G6 Pro has many of same features as the G6 and is intended for healthcare professionals to use with their patients ages two years and up. The G6 Pro may be used in a blinded or unblinded mode for up to 10 days.
For the G6, the sensor is inserted by the user and is intended to be used continuously for up to 10 days, after which it may be replaced with a new disposable sensor. Our transmitter is reusable until it reaches the end of its use life. Our receiver is also reusable. As we establish an installed base of customers using our products, we expect to generate an increasing portion of our revenues through recurring sales of our disposable sensors.
The G6 carries forward important features of prior generation Dexcom CGM systems:
•Continuous glucose readings. Automatically sends glucose readings to a Dexcom receiver or compatible mobile device every five minutes.
•Mobile app and sharing. Compatibility with mobile device applications allows for sharing glucose information with other people for added support and care coordination.
•Customizable alarms and alerts. Personalized alert schedule immediately warns the user of pending dangerous high and low blood sugars.
The G6 also has a number of new or improved features compared to our prior generation devices:

•Finger stick elimination. No finger sticks are needed for calibration or diabetes treatment decisions, consistent with the instructions for use.
•Easy sensor application. Complete redesign of the sensor applicator allows for one-touch, simple self-insertion.
•Discreet and low profile. A redesigned transmitter with a 28% lower profile than the previous generation Dexcom CGM system makes the device comfortable and easy to wear under clothing.
•Medication blocking. New feature allows for more accurate glucose readings without interference from common medications taken at typical indication doses, such as acetaminophen.
•Predictive low alert. New alert feature intended to predict hypoglycemia before it hits to help avoid dangerous low blood sugar events.
•Extended 10-day disposable sensor. Up to 10-day sensor use allows for 43% longer wear than previous generation Dexcom CGM systems.
Other than the foregoing, the features of the G6 are generally consistent with our prior generation CGM systems in its technical capabilities and its indications. Since the G6 is classified by the FDA as a Class II device, it is subject to special controls and modifications of, or revisions to, the device may be made under the 510(k) process.
Global revenues associated with the sales of our previous commercial products, the Dexcom G4® Platinum CGM system and G5® Mobile CGM system, or G5 Mobile, amount to less than 10% of our revenue for the fiscal year ended 2020 and we anticipate phasing out these commercial products by the end of 2021.
Dexcom Share®
The Dexcom Share remote monitoring system, offered for use with any current Dexcom system, uses an app on the patient’s iPhone, iPod touch, iPad or Android mobile device to securely and wirelessly transmit glucose information to the cloud and then to apps on the mobile devices of up to five designated recipients, or “followers,” who can remotely monitor a patient’s glucose information and receive alert notifications anywhere they have a wireless connection. A patient’s glucose data can also be displayed on a patient’s or follower’s wearable device, such as the Apple Watch and Wear OS by Google devices, when used in conjunction with the patient’s or follower’s iPhone or Android mobile device.Data and Insulin Delivery Collaborations
We have entered into multiple collaboration agreements that leverage our technology platform to integrate our CGM products with insulin delivery systems. The general purpose of these development and commercial relationships is to integrate our technology into the insulin pump or pen product offerings of the respective partner, enabling the partner’s insulin delivery device to receive and display glucose readings from our transmitter and, in some cases, use the glucose readings for semi-automated insulin delivery. Currently, we have announced significant insulin delivery partnerships with Eli Lilly, Insulet, Novo Nordisk, Tandem Diabetes and The Ypsomed Group. In addition to these major partners, we are working with other companies that are pursuing varying strategies surrounding semi-automated insulin delivery and data analytics to improve outcomes and ease-of-use in diabetes management.
We have also entered into collaborations with several organizations that are currently using, or are developing, programs for the treatment of Type 2 diabetes that utilize our current CGM systems. These collaborations align with the strategy to seek broader access to our CGM systems for people with Type 2 diabetes, including those who are not treated with intensive insulin therapy.
Verily Collaboration
Our Restated Collaboration Agreement with Verily Life Science LLC (an Alphabet Company) and Verily Ireland Limited (collectively, Verily) provides us with an exclusive license to use intellectual property of Verily resulting from the collaboration, and certain Verily patents, in the development, manufacture and commercialization of blood-based or interstitial glucose monitoring products more generally (subject to certain exclusions, which are outside the CGM field as it is commonly understood). It also provides us with non-exclusive license rights under Verily’s other intellectual property rights to develop, manufacture, and commercialize those kinds of glucose monitoring products and certain CGM product companion software functionalities.

In consideration of Verily’s performance of its obligations under the joint development plan of the Restated Collaboration Agreement, the licenses granted to us and the amendment of the original agreement, we have made upfront and incentive payments, and will make potential additional milestone payments of up to $275.0 million that may become due and payable by us upon the achievement of future product regulatory approval and revenue milestones. At our election, we may make these milestone payments in shares of our common stock or cash.

III. Manufacturing
We currently manufacture our products at our headquarters in San Diego, California and at our manufacturing facility in Mesa, Arizona. As of December 31, 2020, our headquarters facilities had approximately 31,000 square feet of laboratory space and approximately 28,000 square feet of controlled environment rooms. Our Mesa, Arizona facility has approximately 14,000 square feet of laboratory space and approximately 33,000 square feet of controlled environment rooms. In 2020, we commenced construction of a new facility in Malaysia that we anticipate will add substantial manufacturing capacity. There are technical challenges to increasing manufacturing capacity, including FDA qualification of new manufacturing facilities, equipment design and automation, material procurement, problems with production yields, and quality control and assurance. We have focused significant effort on continual improvement programs in our manufacturing operations intended to improve quality, yields and throughput. We have made progress in manufacturing to enable us to supply adequate amounts of product to support our commercialization efforts, however we cannot guarantee that supply will not be constrained going forward. Additionally, the production of our continuous glucose monitoring systems must occur in a highly controlled and clean environment to minimize particles and other yield- and quality-limiting contaminants. Developing and maintaining commercial-scale manufacturing facilities has and will continue to require the investment of substantial additional funds and the hiring and retaining of additional management, quality assurance, quality control and technical personnel who have the necessary manufacturing experience.
We manufacture our current CGM systems with certain components supplied by outside vendors and other components that we manufacture internally. Key components that we manufacture internally include our wire-based sensors. The remaining components and assemblies are purchased from outside vendors. We then assemble, test, package and ship the finished systems, which may include a reusable transmitter, a receiver and disposable sensors.
We purchase certain components and materials used in manufacturing from single sources due to quality considerations, costs or constraints resulting from regulatory or other requirements. As of December 31, 2020, those single sources include suppliers of application-specific integrated circuits used in our transmitters, seals used for the applicator and certain polymers used to synthesize polymeric membranes for our sensors.

IV. Conflict Minerals Analysis and Reasonable Country of Origin Inquiry
Based upon a review of our products and our Reasonable Country of Origin Inquiry (“RCOI”), we have concluded that:
•our products contain conflict minerals that are necessary to the production or functionality of such products; and
•we are unable to determine whether the conflict minerals present in our products originate in the Covered Countries.
We are therefore required by the Final Rules to file with the SEC a Form SD and a Conflict Minerals Report as an exhibit thereto.

V. Design of Due Diligence Measures
Dexcom designed its due diligence with respect to the source and chain of custody of the conflict minerals contained in its products based on the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

VI. Due Diligence Measures Performed by DexCom
Dexcom performed the following due diligence measures in accordance with the OECD Guidance and the Final Rules:
OECD Guidance Step #1: Establish Strong Company Management Systems
•Dexcom maintains a Conflict Minerals Policy (the “Conflict Minerals Policy”) that sets forth (i) its commitment to complying with the Final Rules, (ii) its expectations of its suppliers regarding supporting Dexcom’s compliance activities, and (iii) its policies and practices with respect to the engagement of suppliers and the implementation of risk mitigation measures. The Conflict Minerals Policy can be found on our website at https://investors.dexcom.com/corporate-governance.
•The implementation of Dexcom’s RCOI and the conducting of due diligence on the source and chain of custody of Dexcom’s necessary conflict minerals are managed by Dexcom’s supply chain, finance and legal departments. The Audit Committee (the “Audit Committee”) of our Board of Directors (the “Board”) exercises oversight and review with respect to these processes. To the extent that red flags or other issues are identified in the supplier data acquisition or engagement processes, these issues and red flags will be addressed first by the responsible individuals within the supply chain, finance and legal departments and then subsequently reported to and reviewed by the Audit Committee at regularly scheduled meetings of the Audit Committee on at least an annual basis.
•The supply chain, finance and legal staff responsible for conflict minerals compliance (i) have received training regarding conflict minerals compliance and (ii) are required to be familiar with Dexcom’s Conflict Minerals Policy and with Dexcom’s conflict minerals-related processes and procedures.
•Records of material conflict minerals-related documentation are maintained electronically by Dexcom for a period of five (5) years from the date of creation.
•Dexcom’s existing suppliers have been provided with a copy of the Conflict Minerals Policy, and new suppliers will be provided with a copy of the Conflict Minerals Policy as part of Dexcom’s standard supplier onboarding process. In addition, Dexcom's form manufacturing agreement contains a conflict minerals compliance provision (the “Conflict Minerals Contractual Provision”) requesting that suppliers (i) comply with the Conflict Minerals Policy and (ii) cooperate with Dexcom in providing the information required by the CMRT (as defined below). Dexcom will request that the Conflict Minerals Contractual Provision be incorporated into (i) new manufacturing agreements and (ii) existing manufacturing agreements when such agreements are negotiated for renewal.
•Interested parties can report improper activities in violation of the Conflict Minerals Policy or the Conflict Minerals Rules via email at investor-relations@dexcom.com. This email address is published on Dexcom’s website at https://investors.dexcom.com. All reported activities will be reviewed by the appropriate individuals within the supply chain, finance and legal departments.
OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain
•Dexcom requests that its suppliers, identified as a result of Dexcom’s RCOI process, complete in full the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “CMRT”). The CMRT is used to provide Dexcom with information regarding those suppliers’ practices with respect to the sourcing of conflict minerals to enable it to comply with its requirements under the Final Rules. The CMRT will be distributed to the identified suppliers at least annually to obtain information regarding changes in supplier circumstances.
•Dexcom’s supply chain, finance and legal departments manage the collection of information reported on the CMRT by its suppliers.
•Dexcom utilizes a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.
OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

•If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, Dexcom determines that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, Dexcom will enforce the Conflict Minerals Policy and the Conflict Minerals Contractual Provision binding such supplier (if any) by means of a series of escalations.
•Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers), to disengagement by Dexcom from the applicable supplier.
OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the Responsible Minerals Initiative (the “RMI”) to conduct third-party audits of smelters and refiners.
OECD Guidance Step #5: Report on Supply Chain Due Diligence
As required by the Final Rules, we have filed a Form SD and a Conflict Minerals Report as an exhibit thereto for the 2020 reporting year. The Form SD and Conflict Minerals Report are also available on our website at https://investors.dexcom.com/sec-filings.

VII. Smelters and Refiners Identified
We identified 11 suppliers who fell within the scope of our RCOI based on the type of component or part being supplied and the likelihood that the component or part contained a conflict mineral. We sent the CMRT to those 11 suppliers and received responses from all of them. Dexcom’s suppliers identified the names of approximately 317 smelters and refiners from which they source conflict minerals that appear on the RMI’s Smelter Reference List (the “Smelter Reference List”), and of those smelters and refiners, approximately 245, or approximately 77%, have successfully completed an assessment against the applicable RMI Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized standard. With respect to those smelters and refiners appearing on the Smelter Reference List that have not successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment (the "Non-Conformant Smelters and Refiners"), although we were not able to determine the mines or locations of origin of the conflict minerals sourced from such smelters and refiners, attached as Addendum A to this CMR is a list of the country locations of such smelters and refiners as reported by our suppliers, grouped according to the specific conflict mineral processed by such smelters and refiners.

VIII. Steps to Mitigate Risk
Dexcom intends to take the following steps to mitigate the risk that its necessary conflict minerals benefit armed groups:
•Continue to engage with suppliers to obtain complete CMRTs;
•Encourage the development of supplier capabilities to perform conflict-minerals related due diligence; and
•Provide ongoing training regarding emerging best practices and other relevant topics to supply chain, finance and legal staff responsible for conflict minerals compliance.

FORWARD-LOOKING STATEMENTS
Statements relating to due diligence improvements and certain other statements herein are forward-looking in nature and are based on Dexcom’s management's current expectations or beliefs. These forward-looking statements are not purely historical and reflect Dexcom's or its management's intentions, beliefs, expectations and strategies for the future. These forward-looking statements fall within the meaning of the federal securities laws that relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements are made as of the date of this report, deal with future events, are subject to various risks and uncertainties, and actual results could differ materially from those anticipated in those forward-looking statements. The risks and uncertainties that could cause actual results to differ materially are more fully described under “Risk Factors” in our periodic reports filed with the SEC, including without limitation our quarterly report on Form 10-Q for the quarterly period ended March 31, 2021, as filed with the SEC on April 29, 2021. We assume no obligation to update any of the forward-looking statements after the date of this report or to conform these forward-looking statements to actual results.
DOCUMENTS INCORPORATED BY REFERENCE
Unless otherwise stated herein, any documents, third party materials or references to websites (including Dexcom’s) are not incorporated by reference in, or considered to be a part of this CMR, unless expressly incorporated by reference herein.

Addendum A
Non-Conformant Smelter and Refiner Country Locations by Conflict Mineral

Conflict Mineral	Smelter or Refiner Country Location
Gold	Belgium
China
Colombia
Germany
Ghana
India
Kazakhstan
Korea (Republic of)
Lithuania
Malaysia
Mexico
New Zealand
Norway
Russian Federation
Saudi Arabia
Sudan
Turkey
Uganda
United Arab Emirates
United States of America
Zimbabwe
Tin	Brazil
China
India
Indonesia
Malaysia
Myanmar
Russian Federation
Vietnam
Tungsten	Brazil
China
Russian Federation